Exhibit 99.1

Radware Reports Record Fourth Quarter and Full Year 2025 Financial Results

Fourth Quarter 2025 Financial Results and Highlights
•	Record revenue of $80.2 million, an increase of 10% year-over-year
•	Cloud ARR of $95.2 million, an increase of 23% year-over-year
•	Total ARR of $251.0 million, an increase of 11% year-over-year
•	Record non-GAAP diluted EPS of $0.32 vs. $0.27 in Q4 2024; GAAP diluted EPS of $0.13 vs. $0.06 in Q4 2024

Full Year 2025 Financial Results and Highlights
•	Record revenue of $301.9 million, an increase of 10% year-over-year
•	Record non-GAAP diluted EPS of $1.15 vs. $0.87 in 2024; GAAP diluted EPS of $0.45 vs. $0.14 in 2024

TEL AVIV, Israel, February 11, 2026 - Radware® (NASDAQ: RDWR), a global leader in application security and delivery solutions for multi-cloud environments, today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2025.

“2025 was a year of strong execution and significant progress for Radware. We closed the year with record revenue and earnings, driven by continued expansion in our cloud security business, momentum in our go‑to‑market strategy, and robust demand for our advanced protection solutions,” said Roy Zisapel, president and CEO of Radware. “Our cloud ARR approached the $100 million milestone, and we advanced our cloud application platform with API security and agentic-AI protection, further strengthening our market position. As we enter 2026 with a healthy pipeline, an enhanced platform, and growing customer adoption of cloud-based security, we are well-positioned to sustain our growth.”

Financial Highlights for the Fourth Quarter 2025
Revenue for the fourth quarter and full year of 2025 totaled $80.2 million and $301.9 million, respectively:
•
Revenue in the Americas region was $31.6 million for the fourth quarter of 2025, a decrease of 4% from $32.8 million in the fourth quarter of 2024. Revenue in the Americas region for the full year of 2025 was $124.5 million, an increase of 6% from $117.7 million in the full year of 2024.

•	Revenue in the Europe, Middle East, and Africa (“EMEA”) region was $32.2 million for the fourth quarter of

o          2025, an increase of 38% from $23.3 million in the fourth quarter of 2024. Revenue in the EMEA region for the full year of 2025 was $111.3 million, an increase of 18% from $94.1 million in the full year of 2024.

•
Revenue in the Asia-Pacific (“APAC”) region was $16.4 million for the fourth quarter of 2025, a decrease of 3% from $16.9 million in the fourth quarter of 2024. Revenue in APAC region for the full year of 2025 was $66.1 million, an increase of 5% from $63.1 million in the full year of 2024.

o
GAAP net income for the fourth quarter of 2025 was $6.0 million, or $0.13 per diluted share, compared to GAAP net income of $2.5 million, or $0.06 per diluted share, for the fourth quarter of 2024. GAAP net income for the full year of 2025 was $20.3 million, or $0.45 per diluted share, compared to GAAP net income of $6.0 million, or $0.14 per diluted share, for the full year of 2024.

Non-GAAP net income for the fourth quarter of 2025 was $14.5 million, or $0.32 per diluted share, compared to non-GAAP net income of $11.9 million, or $0.27 per diluted share, for the fourth quarter of 2024. Non-GAAP net income for the full year of 2025 was $51.5 million, or $1.15 per diluted share, compared to non-GAAP net income of $37.7 million, or $0.87 per diluted share, for the full year of 2024.

As of December 31, 2025, the Company had cash, cash equivalents, short-term and long-term bank deposits, and marketable securities of $460.6 million. Cash flow from operations was $17.3 million and $50.1 million in the fourth quarter and full year of 2025, respectively.

Non-GAAP results are calculated excluding, as applicable, the impact of stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, restructuring costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. A reconciliation of each of the Company’s non-GAAP measures to the most directly comparable GAAP measure is included at the end of this press release.

Conference Call
Radware management will host a call today, February 11, 2026, at 8:30 a.m. ET to discuss its Fourth quarter and full year 2025 results and first quarter 2026 outlook. To participate in the call, please use the following the following link: Q4 2025 earnings call registration link.

A replay of the call will be available within approximately 24 hours of the live event on the Investors section of Radware’s website at: https://www.radware.com/ir/financial-reports/.

Use of Non-GAAP Financial Information and Key Performance Indicators
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, research and development expense, selling and marketing expense, general and administrative expense, total operating expenses, operating income, financial income, net, income before taxes on income, taxes on income, net income and diluted earnings per share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, restructuring costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. Management believes that exclusion of these charges allows for meaningful comparisons of operating results across past, present, and future periods. Radware’s management believes the non-GAAP financial measures provided in this release are useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP financial measures in evaluating and operating the business and, as such, has determined that it is important to provide this information to investors.

Annual recurring revenue ("ARR") is a key performance indicator defined as the annualized value of booked orders for term-based cloud services, subscription licenses, and maintenance contracts that are in effect at the end of a reporting period. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items.  ARR is not a forecast of future revenue, which can be impacted by contract start and end dates and renewal rates and does not include revenue reported as perpetual license or professional services revenue in our consolidated statement of operations. We consider ARR a key performance indicator of the value of the recurring components of our business.

Safe Harbor Statement
This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs, or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may,” and “could.” Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions, including as a result of the state of war declared in Israel in October 2023 and instability in the Middle East, the war in Ukraine, tensions between China and Taiwan, financial and credit market fluctuations (including elevated interest rates), impacts from tariffs or other trade restrictions, inflation, and the potential for regional or global recessions; our dependence on independent distributors to sell our products; our ability to manage our anticipated growth effectively; our business may be affected by sanctions, export controls, and similar measures, targeting Russia and other countries and territories, as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries; the ability of vendors to provide our hardware platforms and components for the manufacture of our products; our ability to attract, train, and retain highly qualified personnel; intense competition in the market for cybersecurity and application delivery solutions and in our industry in general, and changes in the competitive landscape; our ability to develop new solutions and enhance existing solutions; the impact to our reputation and business in the event of real or perceived shortcomings, defects, or vulnerabilities in our solutions, if our end-users experience security breaches, or if our information technology systems and data, or those of our service providers and other contractors, are compromised by cyber-attackers or other malicious actors or by a critical system failure; our use of AI technologies that present regulatory, litigation, and reputational risks; risks related to the fact that our products must interoperate with operating systems, software applications and hardware that are developed by others;  outages, interruptions, or delays in hosting services; the risks associated with our global operations, such as difficulties and costs of staffing and managing foreign operations, compliance costs arising from host country laws or regulations, partial or total expropriation, export duties and quotas, local tax exposure, economic or political instability, including as a result of insurrection, war, natural disasters, and major environmental, climate, or public health concerns; our net losses in the past and the possibility that we may incur losses in the future; a slowdown in the growth of the cybersecurity and application delivery solutions market or in the development of the market for our cloud-based solutions; long sales cycles for our solutions; risks and uncertainties relating to acquisitions or other investments; risks associated with doing business in countries with a history of corruption or with foreign governments; changes in foreign currency exchange rates; risks associated with undetected defects or errors in our products; our ability to protect our proprietary technology; intellectual property infringement claims made by Fourth parties; laws, regulations, and industry standards affecting our business; compliance with open source and Fourth-party licenses; complications with the design or implementation of our new enterprise resource planning (“ERP”) system; our reliance on information technology systems; our ESG disclosures and initiatives; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC), and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

###

About Radware
Radware® (NASDAQ: RDWR) is a global leader in application security and delivery solutions for multi-cloud environments. The company’s cloud application, infrastructure, and API security solutions use AI-driven algorithms for precise, hands-free, real-time protection from the most sophisticated web, application, and DDoS attacks, API abuse, and bad bots. Enterprises and carriers worldwide rely on Radware’s solutions to address evolving cybersecurity challenges and protect their brands and business operations while reducing costs. For more information, please visit the Radware website.

Radware encourages you to join our community and follow us on Facebook,  LinkedIn, Radware Blog, X, and YouTube.

©2026 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents, and pending patent applications of Radware in the U.S. and other countries. For more details, please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

Radware believes the information in this document is accurate in all material respects as of its publication date. However, the information is provided without any express, statutory, or implied warranties and is subject to change without notice.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

CONTACTS
Investor Relations:
Yisca Erez, +972-72-3917211, ir@radware.com

Media Contact:
Gina Sorice, ginaso@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31,	December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	105,078	98,714
Marketable securities	15,900	72,994
Short-term bank deposits	136,282	104,073
Trade receivables, net	35,023	16,823
Other receivables and prepaid expenses	11,004	14,242
Inventories	13,220	14,030
	316,507	320,876

Long-term investments
Marketable securities	71,398	29,523
Long-term bank deposits	131,922	114,354
Other assets	2,830	2,171
	206,150	146,048

Property and equipment, net	16,452	15,632
Intangible assets, net	7,782	11,750
Other long-term assets	40,641	37,906
Operating lease right-of-use assets	15,625	18,456
Goodwill	68,008	68,008
Total assets	671,165	618,676

Liabilities and equity

Current liabilities
Trade payables	7,234	5,581
Deferred revenues	112,054	106,303
Operating lease liabilities	5,051	4,750
Other payables and accrued expenses	69,357	51,836
	193,696	168,470

Long-term liabilities
Deferred revenues	65,764	64,708
Operating lease liabilities	11,970	13,519
Other long-term liabilities	9,051	14,904
	86,785	93,131

Equity
Radware Ltd. equity
Share capital	770	754
Additional paid-in capital	578,652	555,154
Accumulated other comprehensive income	1,393	1,103
Treasury stock, at cost	(377,561)	(366,588)
Retained earnings	146,107	125,850
Total Radware Ltd. shareholder's equity	349,361	316,273

Non–controlling interest	41,323	40,802

Total equity	390,684	357,075

Total liabilities and equity	671,165	618,676

Radware Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the twelve months ended
	December 31,		December 31,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	80,245	73,031	301,850	274,880
Cost of revenues	15,471	13,992	58,339	53,252
Gross profit	64,774	59,039	243,511	221,628

Operating expenses, net:
Research and development, net	21,132	18,472	78,981	74,723
Selling and marketing	33,391	32,505	127,586	122,450
General and administrative	6,308	7,071	25,536	28,342
Total operating expenses, net	60,831	58,048	232,103	225,515

Operating income (loss)	3,943	991	11,408	(3,887)
Financial income, net	4,562	3,570	17,899	16,552
Income before taxes on income	8,505	4,561	29,307	12,665
Taxes on income	2,464	2,109	9,050	6,627
Net income	6,041	2,452	20,257	6,038

Basic net income per share attributed to Radware Ltd.'s shareholders	0.14	0.06	0.47	0.14

Weighted average number of shares used to compute basic net income per share	43,275,172	42,238,469	42,879,056	41,982,851

Diluted net income per share attributed to Radware Ltd.'s shareholders	0.13	0.06	0.45	0.14

Weighted average number of shares used to compute diluted net income per share	45,129,136	43,725,803	44,698,538	43,362,906

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the twelve months ended
	December 31,		December 31,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP gross profit	64,774	59,039	243,511	221,628
Share-based compensation	180	126	574	366
Amortization of intangible assets	992	992	3,968	3,968
Non-GAAP gross profit	65,946	60,157	248,053	225,962

GAAP research and development, net	21,132	18,472	78,981	74,723
Share-based compensation	1,825	1,434	5,674	6,113
Non-GAAP research and development, net	19,307	17,038	73,307	68,610

GAAP selling and marketing	33,391	32,505	127,586	122,450
Share-based compensation	3,678	3,173	12,084	10,881
Non-GAAP selling and marketing	29,713	29,332	115,502	111,569

GAAP general and administrative	6,308	7,071	25,536	28,342
Share-based compensation	1,414	2,187	5,703	8,667
Acquisition costs	(153)	130	237	701
Non-GAAP general and administrative	5,047	4,754	19,596	18,974

GAAP total operating expenses, net	60,831	58,048	232,103	225,515
Share-based compensation	6,917	6,794	23,461	25,661
Acquisition costs	(153)	130	237	701
Non-GAAP total operating expenses, net	54,067	51,124	208,405	199,153

GAAP operating income (loss)	3,943	991	11,408	(3,887)
Share-based compensation	7,097	6,920	24,035	26,027
Amortization of intangible assets	992	992	3,968	3,968
Acquisition costs	(153)	130	237	701
Non-GAAP operating income	11,879	9,033	39,648	26,809

GAAP financial income, net	4,562	3,570	17,899	16,552
Exchange rate differences, net on balance sheet items included in financial income, net	535	1,463	3,233	1,232
Non-GAAP financial income, net	5,097	5,033	21,132	17,784

GAAP income before taxes on income	8,505	4,561	29,307	12,665
Share-based compensation	7,097	6,920	24,035	26,027
Amortization of intangible assets	992	992	3,968	3,968
Acquisition costs	(153)	130	237	701
Exchange rate differences, net on balance sheet items included in financial income, net	535	1,463	3,233	1,232
Non-GAAP income before taxes on income	16,976	14,066	60,780	44,593

GAAP taxes on income	2,464	2,109	9,050	6,627
Tax related adjustments	61	61	246	246
Non-GAAP taxes on income	2,525	2,170	9,296	6,873

GAAP net income	6,041	2,452	20,257	6,038
Share-based compensation	7,097	6,920	24,035	26,027
Amortization of intangible assets	992	992	3,968	3,968
Acquisition costs	(153)	130	237	701
Exchange rate differences, net on balance sheet items included in financial income, net	535	1,463	3,233	1,232
Tax related adjustments	(61)	(61)	(246)	(246)
Non-GAAP net income	14,451	11,896	51,484	37,720

GAAP diluted net income per share	0.13	0.06	0.45	0.14
Share-based compensation	0.16	0.16	0.54	0.60
Amortization of intangible assets	0.02	0.02	0.09	0.09
Acquisition costs	(0.00)	0.00	0.01	0.02
Exchange rate differences, net on balance sheet items included in financial income, net	0.01	0.03	0.07	0.03
Tax related adjustments	(0.00)	(0.00)	(0.01)	(0.01)
Non-GAAP diluted net earnings per share	0.32	0.27	1.15	0.87

Weighted average number of shares used to compute non-GAAP diluted net earnings per share	45,129,136	43,725,803	44,698,538	43,362,906

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended		For the twelve months ended
	December 31,		December 31,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income	6,041	2,452	20,257	6,038
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,854	2,918	11,684	11,836
Share-based compensation	7,097	6,920	24,035	26,027
Amortization of premium, accretion of discounts and accrued interest on marketable securities, net	105	(190)	1	(417)
Increase (decrease) in accrued interest on bank deposits	(2,028)	(1,279)	(7,736)	3,366
Increase (decrease) in accrued severance pay, net	145	(151)	193	(45)
Decrease (increase) in trade receivables, net	(5,031)	3,140	(18,200)	3,444
Increase in other receivables and prepaid expenses and other long-term assets	(845)	(1,252)	(4,496)	(97)
Decrease (increase) in inventories	106	(487)	810	1,514
Increase (decrease) in trade payables	1,605	(970)	1,653	1,283
Increase (decrease) in deferred revenues	2,450	(4,829)	6,807	5,500
Increase in other payables and accrued expenses	4,470	6,222	13,500	13,274
Operating lease liabilities, net	362	255	1,583	(114)
Net cash provided by operating activities	17,331	12,749	50,091	71,609

Cash flows from investing activities:

Purchase of property and equipment	(2,881)	(1,059)	(8,536)	(5,279)
Proceeds from (investment in) other long-term assets, net	(20)	41	58	81
Proceeds from (investment in) bank deposits, net	10,323	(46,682)	(42,041)	(48,115)
Investment in, redemption of and purchase of marketable securities ,net	3,536	23,249	15,449	18,793
Proceeds from (investment in) other deposits	-	(5,000)	5,000	(5,000)
Net cash provided by (used in) investing activities	10,958	(29,451)	(30,070)	(39,520)

Cash flows from financing activities:

Proceeds from exercise of share options	(2)	-	-	3
Repurchase of shares	(10,490)	-	(10,490)	(839)
Payment of contingent consideration related to acquisition	-	-	(3,167)	(3,077)
Net cash used in financing activities	(10,492)	-	(13,657)	(3,913)

Increase (decrease) in cash and cash equivalents	17,797	(16,702)	6,364	28,176
Cash and cash equivalents at the beginning of the period	87,281	115,416	98,714	70,538
Cash and cash equivalents at the end of the period	105,078	98,714	105,078	98,714

Radware Ltd.
RECONCILIATION OF GAAP NET INCOME TO EBITDA AND ADJUSTED EBITDA (NON-GAAP)
(U.S Dollars in thousands)

	For the three months ended		For the twelve months ended
	December 31,		December 31,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net income	6,041	2,452	20,257	6,038
Exclude: Financial income, net	(4,562)	(3,570)	(17,899)	(16,552)
Exclude: Depreciation and amortization expense	2,854	2,918	11,684	11,836
Exclude: Taxes on income	2,464	2,109	9,050	6,627
EBITDA	6,797	3,909	23,092	7,949

Share-based compensation	7,097	6,920	24,035	26,027
Acquisition costs	(153)	130	237	701
Adjusted EBITDA	13,741	10,959	47,364	34,677

	For the three months ended		For the twelve months ended
	December 31,		December 31,
	2025	2024	2025	2024
Amortization of intangible assets	992	992	3,968	3,968
Depreciation	1,862	1,926	7,716	7,868
	2,854	2,918	11,684	11,836